EXHIBIT 12.1
Oasis Petroleum Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012	2013	2014	2015	2016

Earnings
Income (loss) before income taxes	$245,874	$363,017	$814,468	$(56,371)	$(371,554)
Add: Fixed charges	73,932	112,282	167,890	170,624	159,260
Add: Amortization of capitalized interest	671	1,009	1,718	3,315	4,935
Less: Capitalized interest	(3,298)	(4,592)	(8,850)	(18,582)	(16,848)
Total earnings	$317,179	$471,716	$975,226	$98,986	$(224,207)

Fixed charges
Interest expense	$70,143	$107,165	$158,390	$149,648	$140,305
Capitalized interest	3,298	4,592	8,850	18,582	16,848
Rental expense attributable to interest	491	525	650	2,394	2,107
Total fixed charges	$73,932	$112,282	$167,890	$170,624	$159,260

Ratio of earnings to fixed charges(1)(2)	4.29	4.20	5.81	—	—

(1)
The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

(2)
Due to the Company's net pre-tax loss for the years ended December 31, 2016 and 2015, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $385.3 million and $71.6 million for the years ended December 31, 2016 and 2015, respectively, to achieve a coverage of 1:1.